Exhibit (e)(7)

BIOTIE THERAPIES CORP.

EQUITY INCENTIVE PLAN 2014 (the 2014 Equity Plan)

The Annual General Meeting of Shareholders of Biotie Therapies Corp. (the Company, or together with its subsidiaries the Group) held on 4 April 2013 authorised the Board of Directors of Biotie Therapies Corp. (the Board) to decide on the issuance of options and other rights entitling to shares. The Board has at its meeting on 2 January 2014 resolved to implement an equity incentive plan on the below terms and conditions. The Board has at its meeting on 30 October 2014 decided to amend the terms and conditions.

GENERAL TERMS AND CONDITIONS OF THE 2014 EQUITY PLAN

1. Objectives of the 2014 Equity Plan

The 2014 Equity Plan is designed to form part of the remuneration, incentive and commitment program for the employees of the Group and thus the Company has a particularly weighty financial reason for the issue of awards pursuant to the 2014 Equity Plan. The aim is to align the objectives of the shareholders and employees in order to increase the value of the Company, to commit employees to the Company, and to offer them a competitive incentive plan based on holding the Company’s shares (Shares) or equivalent instruments.

2. Target Group

Each year the Board shall determine, in its absolute discretion, the Group employees that shall receive an award, or awards, pursuant to the 2014 Equity Plan (Employee, jointly Employees). Selected Employees must be employed by, or in the service of, a company belonging to the Group (Group Company) at the time an award is granted. However, the Board may pre-approve maximum awards for Employees that are expected to join the Group during the Discretionary Period in advance of them joining and allow the CEO to determine the level of the final award, subject to the maximum pre-approved award, when the Employee joins the Group.

Receiving an award pursuant to the 2014 Equity Plan shall not affect other employment or service terms. The 2014 Equity Plan and any awards made under it shall be fully discretionary.

In addition, certain of the awards are only for issue to the Chief Executive Officer, Chief Operating Officer, Chief Medical Officer, Chief Financial Officer and by exception any other employee that the Board agrees at its sole discretion (together, the Senior Management) only. These awards will be identified (as detailed in Section 3 and 4 below) and are subject to additional criteria as outlined in Exhibit A (Senior Management Shares). However, each member of Senior Management can only receive such units under either the 2014 Option Plan or the 2014 Equity Plan and not both.

When deciding upon the quantum of any award the Board may take into consideration the duration of employment or service of the Employee concerned and such other factors as may be determined by the Board, including their expected contribution to the Group in future years.

The awards shall be issued at no cost to the Employees, but the share subscription based on the awards is subject to payment set forth in Section 6 below.

3. Share Reserve

The number of Shares subject to awards pursuant to the 2014 Equity Plan and the number of corresponding Shares to be subscribed on the basis of the entire 2014 Equity Plan shall be a maximum total of 14,002,500 Shares, of which 2,520,000 shall be designated Senior Management Shares (as per Section 2 above). The Shares subscribed may either be new Shares in the Company or existing Shares held by the Company. In the event an award is forfeited or otherwise cancelled without the delivery of Shares to an Employee, the Shares subject to such award shall again be available to be made subject to an award pursuant to the 2014 Equity Plan.

4. Form of Share Awards

The 2014 Equity Plan offers Employees the possibility to receive the Company’s share units (Share Unit), whereby the Employee shall subscribe a Share for each Share Unit awarded to the Employee; the Share Units which are in relation to the Senior Management Shares are to be termed Senior Management Share Units and are, by definition, a subset of the Share Units. The maximum total number of Share Units is 14,002,500, of which 2,520,000 shall be designated Senior Management. The terms and conditions of such Share Units shall be determined by the Board in its sole discretion. The terms and conditions for the Share Units shall include the terms and conditions in Exhibit A. For the avoidance of doubt, the Share Units require the Employee to subscribe for the relevant Shares in question and the Employee hereby gives by accepting any Share Units his/her irrevocable authorization for the Company to subscribe, pay and deliver the Shares allocated to him/her pursuant to this 2014 Equity Plan.

5. Subscription Period

The subscription periods for share subscription are determined in Exhibit A (Subscription Period).

6. Share Subscription Price

Each Share Unit entitles its owner to subscribe for one (1) new Share in the Company or an existing Share held by the Company. The share subscription price shall be credited to the reserve for invested unrestricted equity.

The share subscription price shall, for all Share Units, be USD 0.01 per share (Subscription Price). The Employees who have been granted Share Units hereby give their irrevocable approval to the Company to deduct the entire share subscription price needed to subscribe Shares based on Share Units from Employees’ paycheck.

7. Shareholder Rights

The shareholder rights to the subscribed Shares shall be assigned to an Employee on the date when the Shares are registered on the book-entry account of an Employee. If the Shares to be subscribed are new, the shareholder rights shall arise from the registration of the Shares with the Finnish Trade Register.

8. Adjustments in Certain Special Cases

8.1. Distribution of Assets

Should the Company, differing from the Company´s normal practice, distribute dividends or similar assets from reserves of unrestricted equity, after 2 January 2014 but before share subscription, the Board may decide on the adjustment of the number of Shares available for subscription so that the position of the Share Unit owner corresponds to that of a shareholder, as per the dividend record date or the record date of the repayment of equity.

Should the Company reduce its share capital by distributing share capital to the shareholders, or reduce its share premium fund by distributing funds from the share premium fund to the shareholders, after 2 January 2014 but before share subscription, the Board may decide on the adjustment of the number of Shares available for subscription so that the position of the Share Unit owner corresponds to that of a shareholder, as per the record date of the repayment of share capital.

8.2. Issue of Shares, Stock Options or Other Special Rights entitling to Shares

Should the Company, before the share subscription, decide on an issue of Shares or an issue of stock options or other special rights entitling to Shares, so that the shareholders have pre-emptive right to subscription, a Share Unit owner shall have the same right as, or an equal right to, that of a shareholder. Equality is reached in the manner determined by the Board by adjusting the number of Shares available for subscription.

8.3. Liquidation or deregistration of the Company

Should the Company be placed in liquidation before the share subscription, the Share Unit owner shall be given an opportunity to exercise his or her share subscription right, within a period of time determined by the Board. Should the Company be deregistered, before the share subscription, the Share Unit owner shall have the same right as, or an equal right to, that of a shareholder. In this case the 2014 Equity Plan shall expire.

8.4. Merger, Demerger or Transfer of Domicile

Should the Company resolve to merge with another company as a merging company or merge with a company to be formed in a combination merger, or should the Company resolve to be demerged entirely, the Share Unit owners may, prior to the registration of the execution of a merger or a demerger, be given the right to subscribe for Shares with their Share Units, in a manner and within a period of time determined by the Board. In such case the Board shall, at its discretion, also determine the Multiplier in the manner set out in Section 3 of Exhibit A. Alternatively, the Board may give a Share Unit owner the right to convert the Share Units into stock options or other special rights entitling to shares issued by the other company, in the manner determined in the draft terms of merger or demerger, or in the manner otherwise determined by the Board, or the right to sell Share Units prior to the registration of the execution of a merger or a demerger. After such period, no share subscription right or conversion right shall exist. The same proceeding shall apply to cross-border mergers or demergers, or should the Company, after having registered itself as an European Company (Societas Europae), or otherwise, register a transfer of its domicile from Finland into another member state of the European Economic Area. The Board shall decide on the impact of potential partial demerger on the Share Units. In the above situations, the Share Unit owners shall have no right to require that the Company redeem the Share Units from them at their market value.

8.5. Redemption Right and Obligation

Should a redemption right and obligation in relation to all of the Company’s Shares, as referred to in Chapter 18 Section 1 of the Finnish Limited Liability Companies Act, arise to any of the shareholders, during the Subscription Period in question, on the basis that a shareholder possesses over 90 per cent of the Shares and the votes of the Company, the Share Unit owners shall be given the opportunity to exercise their right of share subscription by virtue of the Share Units, within a period of time determined by the Board, or the Share Unit owners shall have an equal obligation to that of shareholders to transfer their Share Units to the redeemer.

Should a redemption right or obligation arise before the Subscription Period in question, the Share Unit recipient may be granted the right to Subscribe Shares based on the Share Units as may be determined by the Board in its sole discretion upon arising of the redemption right and obligation and then given the same opportunities as outlined in the previous paragraph and the proceedings shall be the same as above. In such case the Board shall, at its discretion, also determine the Multiplier in the manner set out in Section 3 of Exhibit A. In these cases, the 2014 Equity Plan shall expire.

8.6. Acquisition or Redemption of Treasury Shares, Stock Options and Other Special Rights entitling to Shares

Acquisition or redemption of the Company’s treasury shares or acquisition of stock options or other special rights entitling to shares shall have no impact on the rights of the Share Unit owner. Should the Company, however, resolve to acquire or redeem its treasury shares from all shareholders, the Share Unit owners shall be made an equivalent offer or an equivalent adjustment to the number of Share Units shall be made.

9. Incorporation of Share Units into the Book-entry Securities System

The Board may decide to incorporate the Share Units into the book-entry securities system. Should the Share Units be incorporated into the book-entry securities system, the Company shall have the right to request and get transferred all forfeited Share Units from the Share Unit owner’s book-entry account to the book-entry account nominated by the Company, without the consent of the Share Unit owner. In addition, the Company shall be entitled to register transfer restrictions and other restrictions concerning the Share Units on the Share Unit owner’s book-entry account, without the consent of the Share Unit owner.

10. Administration of the 2014 Equity Plan

The Board shall manage the 2014 Equity Plan and decide on all matters relating thereto. The decision of the Board on any matters relating to the 2014 Equity Plan shall be final and binding on all parties.

The Board may delegate certain matters relating to the 2014 Equity Plan to individuals within the Company as it sees fit.

Should an Employee act against these terms and conditions, or against the instructions given by the Company, on the basis of these terms and conditions, or against applicable law, or against the regulations of the authorities, the Company shall be entitled to withdraw, without paying any compensation, an award which has not been transferred, or with which Shares have not been subscribed for, from the Employee.

The Company may maintain a register of the Employees on which the Employees’ personal data is recorded. An Employee accepts that the data shall be administered and processed by the Company or any other agent or person designated by the Company. An Employee is entitled to request access to the data referring to him or her and held by the Company. The Company may send all announcements regarding the 2014 Equity Plan to the Employees by e-mail.

11. Amendment and Interpretation of the Terms and Conditions of the 2014 Equity Plan

The Board shall be entitled to interpret the terms and conditions of the 2014 Equity Plan.

The Board may, at any time, amend the terms and conditions of the 2014 Equity Plan or any award pursuant to the 2014 Equity Plan; provided, however, that, without the written consent of the Employee(s) affected, the terms and conditions shall be amended in such a manner that no considerable defect or material detriment shall occur to any Employee with respect to an outstanding award, as a result of amending the terms and conditions of the 2014 Equity Plan or the award.

The 2014 Equity Plan shall expire on the earlier of (i) the issuance pursuant to the 2014 Equity Plan of the maximum number of Shares permitted by Section 3 or (ii) the termination of the 2014 Equity Plan by the Board when no awards pursuant to the 2014 Equity Plan are outstanding.

12. Applicable Law and Settlement of Disputes

These terms and conditions shall be construed in accordance with and governed by the laws of Finland. All disputes arising out of or in connection with this 2014 Equity Plan shall be exclusively submitted to arbitration, in accordance with the Arbitration Rules of the Finland Chamber of Commerce. The place of arbitration shall be either (i) Helsinki, Finland or (ii) San Francisco, California as determined by the Employee. The language of the arbitration proceedings shall be English and the arbitral tribunal shall consist of one (1) arbitrator, who shall be appointed by the Arbitration Institute of the Finland Chamber of Commerce.

These terms and conditions have been prepared in Finnish and in English. In the case of any discrepancy between the Finnish and English versions, the English shall prevail.

EXHIBIT A

TERMS AND CONDITIONS OF 2014—2016 SHARE UNIT AWARDS

Share Unit awards in 2014 through 2016 shall be subject to the terms and conditions of the 2014 Equity Plan and the following terms and conditions:

1. Discretionary Periods and Share Units

The 2014 Equity Plan offers Employees the possibility of receiving the Company’s Share Units during three (3) consecutive discretionary periods, calendar years 2014, 2015 and 2016 (each separately, Discretionary Period). If the Company’s financial year changes from being based on calendar years, before the end of a Discretionary Period, the Board shall be entitled to change a Discretionary Period accordingly.

Each year the Board shall determine the number of Share Units granted to each Employee and Employees shall be notified of the number of Share Units that have been granted as soon as reasonably possible after the decision by the Board.

In addition as outlined in Section 2, the Board at its sole discretion will determine awards to Senior Management that are subject to additional restrictions as outlined in this Exhibit A; only one such award may be made to each member of Senior Management and it will be made in Discretionary Period 2014. The amount will be determined by considering the total amount of awards to be made to each member of Senior Management in Discretionary Period 2014; 40% of these awards multiplied by three (3) will be designated as Senior Management Share Units; the remaining 60% will be under the same rules as other Employees for awards made in Discretionary Period 2014. The total amount of award for each member of Senior Management made in each of Discretionary Periods 2015 and 2016 will be reduced by one third of the Senior Management Share Units awarded in Discretionary Period 2014. These Senior Management Share Units will be subject to a multiplier, as detailed in Section 3 of Exhibit A below, which will then determine the amount of Shares that are awarded to each member of Senior Management.

As an example and for the avoidance of doubt, if a member of Senior Management were to be made a total award of 300,000 Share Units in the Discretionary Period 2014, then 180,000 Share Units (being 60% of 300,000) would have the same conditions as all Employees and 360,000 (being 40% of 300,000 multiplied by 3) will be termed Senior Management Share Units and be subject to the multiplier. Then the total awards made for Discretionary Periods 2015 and 2016 will be reduced by 120,000 Share Units (being one third of the 360,000 Senior Management Share Units) and will have the same conditions as for all Employees.

Share Units may only be granted to Employees who are employed by or in the service of a Group Company on the grant date. However, as noted in the General Terms and Conditions of the 2014 Equity Plan, Section 2, the Board may pre-approve awards for future joiners with the final decision being determined by the CEO.

2. Subscription Periods

For Senior Management Share Units issued in the Discretionary Period 2014 (Tranche M), the Subscription Period is 5 January 2017 until 31 January 2017, so that the Shares in question will, to the extent the preconditions for share subscription are fulfilled, be issued and delivered during January and February 2017, unless restricted by Section 4 below, in which case the Shares shall be delivered no later than 15 March 2018.

For all remaining Share Units, each Discretionary Period is followed by two (2) separate Subscription Periods during which Shares may be subscribed:

-	For the Discretionary Period comprising calendar year 2014, the Subscription Periods are as follows:
•

For 25% of the Share Units awarded to each Employee (Tranche A), the Subscription Period is 5 January 2016 until 31 January 2016, so that the Shares in question will be issued and delivered during January and February 2016, unless restricted by Section 4 below, in which case the Shares shall be delivered no later than 15 March 2017; and

•

For the remaining Share Units awarded to each Employee (Tranche B), the Subscription Period is 5 January 2017 until 31 January 2017, so that the Shares in question will be issued and delivered during January and February 2017, unless restricted by Section 4 below, in which case the Shares shall be delivered no later than 15 March 2018.

-	For the Discretionary Period comprising calendar year 2015, the Subscription Periods are as follows:
•

For 25% of the Share Units awarded to each Employee (Tranche C), the Subscription Period is 5 January 2017 until 31 January 2017, so that the Shares in question will be issued and delivered during January and February 2017, unless restricted by Section 4 below, in which case the Shares shall be delivered no later than 15 March 2018; and

•

For the remaining Share Units awarded to each Employee (Tranche D), the Subscription Period is 5 January 2018 until 31 January 2018, so that the Shares in question will be issued and delivered during January and February 2018, unless restricted by Section 4 below, in which case the Shares shall be delivered no later than 15 March 2019.

-	For the Discretionary Period comprising calendar year 2016, the Subscription Periods are as follows:
•

For 25% of the Share Units awarded to each Employee (Tranche E), the Subscription Period is 5 January 2018 until 31 January 2018, so that the Shares in question will be issued and delivered during January and February 2018, unless restricted by Section 4 below, in which case the Shares shall be delivered no later than 15 March 2019; and

•

For the remaining Share Units awarded to each Employee (Tranche F), the Subscription Period is 5 January 2019 until 31 January 2019, so that the Shares in question will be issued and delivered during January and February 2019, unless restricted by Section 4 below, in which case the Shares shall be delivered no later than 15 March 2020.

In case of fractional Share Units or Shares, the number shall be rounded downwards to a closest full number for the initial 25% of the Share Units. The remainder of the total award will then be included as the subsequent 75% of the Share Units.

Should the last day of the Subscription Period not be a banking day, the share subscription may be made on a banking day following the last share subscription day.

The Employees shall pay the Subscription Price, as detailed in Section 6 above, prior to the obligation of the Company to deliver the Shares. The Employees who have been granted Share Units hereby give their irrevocable approval to the Company to deduct the entire share subscription price needed to subscribe Shares based on Share Units from Employees’ paycheck. For the avoidance of doubt, the Share Units require the Employee to subscribe for the relevant Shares in question and the Employee hereby gives by accepting any Share Units his/her irrevocable authorization for the Company to subscribe, pay and deliver the Shares allocated to him/her pursuant to this 2014 Equity Plan.

The Board shall decide on all measures concerning the share subscription.

In each case, after which the Company’s Shares shall be delivered to Employees on the basis of the granted Share Units. In the 2014 Equity Plan, one (1) Share Unit corresponds to one (1) Share.

3. Multiplier for Senior Management Share Units

As noted in Section 2, the Senior Management Share Units will be subject to a multiplier (Multiplier) to determine the amount of Share Units that will be issued for each recipient of Senior Management Share Units. The Multiplier will be determined on the percentage growth in the share price from 1 January 2014 to 31 December 2016 (Share Price Growth). The share price on each of 1 January 2014 and 31 December 2016 will be determined by the trade volume weighted average quotation of the Share on NASDAQ OMX Helsinki Ltd. for the preceding 30 days.

The Multiplier will be calculated as follows:

-	For Share Price Growth of less than 35%, the Multiplier will be nil (0.0) times the Senior Management Share Units; and
-

For Share Price Growth of between 35% and 100%, the Multiplier will be a straight line increase from nil (0.0) times the Senior Management Share Units at 35% to three (3.0) times the Senior Management Share Units at 100%. This means that for each extra 1% of Share Price Growth between 35% and 100% the multiplier will increase by 0.046 times; the Multiplier will be rounded to two decimal points ; and

-	For Share Price Growth of greater than 100% the Multiplier will be a flat three (3.0) times the Senior Management Share Units.

The result of applying the Multiplier to the Senior Management Share Units will then be equal to the Shares that are eligible for each member of Senior Management and subject to the Terms and Conditions in this Exhibit A.

When determining the Multiplier, any extraordinary events having occurred between 1 January 2014 and 31 December 2016, such as arising of a redemption right and obligation, merger, share splits,

dividend payments, rights issues or similar events, shall be taken into account in a manner and at the discretion of the Board.

4. Share Delivery

i.	The Shares shall be delivered to Employees after each Subscription Period on a date set by the Board during January and February immediately following the end of each Subscription Period.

ii.

The right to Shares is personal, and they shall only be delivered to an Employee, or a former employee. The right to Shares may not be assigned or otherwise transferred. Upon death, the Shares shall be delivered to the estate or beneficiary or heir of an Employee. An Employee (or his or her estate, beneficiary or heir, as the case may be) shall be liable for all taxes and tax-related consequences arising to him, her or it from an award pursuant to the 2014 Equity Plan. The Company may require the Employee (or his or her estate, beneficiary or heir, as the case may be) to make adequate provision for any withholding obligation of the Company as a condition of any Share delivery pursuant to the 2014 Equity Plan.

iii.

Should (a) the date of Share delivery occur during a blackout period of the Company or while the Employee has insider status and (b) the Employee has not made an advance plan to sell shares, the Share delivery shall be automatically postponed until after the end of the blackout period or expiry of the possession of insider information; provided, however, that in no event shall the Shares be delivered later than the 15 March of the calendar year following the calendar year in which the Subscription Period in question began.

iv.

The Board shall have the right, in its absolute discretion, to reduce, including for the avoidance of doubt to zero, the number of Shares to be delivered, or to postpone the Share delivery to a later date that better suits the Company, if changes that are beyond the Company’s control, such as legal, fiscal, economic or business related factors, might lead to an extremely harmful or extremely unreasonable outcome for the Company. However, in no event shall the Shares be delivered later than the 15 March of the calendar year following the calendar year in which the Subscription Period in question began.

v.

The Board shall have the right to cancel the Share delivery, in full or in part, if the Group’s financial statements have to be amended and those amendments affect the number of Shares to be delivered, or if an Employee has, in the reasonable opinion of the Board, committed a serious criminal offence, broken any ethical code of which he has been notified by the Company or has otherwise acted in a way which the Board reasonably thinks might damage the reputation of the Company.

5. Preconditions before Subscription Period

a)

Except as provided in Section 5(b), should an Employee´s employment or service in a Group Company end before the commencement of a Subscription Period (Normal Vesting Date), the Share Units held by the Employee associated with such Subscription Period shall gratuitously be forfeited to the Company or its designate. However, the Board may, in its absolute discretion, in these cases decide that an Employee is entitled to keep the Share Units or a part of them.

b)

Should an Employee become permanently disabled, retire statutorily or as determined by the Company, or die, before the Subscription Period with the Share Units in questions has started, an Employee or his or her estate or beneficiary or heir shall be entitled to keep the granted Share Units.

Should an Employee’s employment or service in a Group Company end due to a corporate arrangement or transfer of business, before the Subscription Period with the Share Units in question has started, an Employee shall be entitled to keep the granted Share Units.

An Employee shall, during his or her employment, service or thereafter, have no right, on any grounds, to receive compensation for Share Units that have been forfeited in accordance with these terms and conditions.

In all cases, an Employee or his or her estate or beneficiary or heir shall be entitled to keep such Shares that have already been delivered to an Employee or his or her estate or beneficiary or heir.

6. Application of Section 409A for US Employees

Notwithstanding anything to the contrary herein, the following provisions apply to the extent benefits provided herein are “deferred compensation” (Deferred Plan Benefits) within the meaning of Section 409A of the United States Internal Revenue Code and the regulations and other guidance thereunder and any state law of similar effect (collectively Section 409A). The benefits pursuant to the 2014 Equity Plan are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A for Employees subject to United States federal income taxation, and any ambiguities herein shall be interpreted accordingly. Any Deferred Plan Benefits to be paid upon “termination of employment” shall not commence for an Employee subject to Section 409A until the Employee has a “separation from service” for purposes of Section 409A. Any Deferred Plan Benefits to be paid upon a “merger” or similar provisions shall not commence until the Company has a “change in the ownership or effective control or a change in the ownership of a substantial portion of the assets” within the meaning of Treas. Reg. Section 1.409A-3(i)(5). Each installment of any Deferred Plan Benefit is a separate “payment” for purposes of Treas. Reg. Section 1.409A-2(b)(2)(i), and any Deferred Plan Benefits are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9). However, if such exemptions are not available and the Employee is, upon separation from service, a “specified employee” for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A, the timing of any affected Deferred Plan Benefits payments shall be delayed until the earlier of (i) six (6) months and one day after the Employee’s separation from service, or (ii) the Employee’s death. In the event a benefit pursuant to the plan would qualify for the “short term deferral exception” in Treasury Regulation Section 1.409A-1(b)(4) if vesting occurred on the Normal Vesting Date, then, if the Employee’s entitlement to keep the Share Units or to “exercise” the Share Units occurs (Accelerated Vesting Date) prior to the Normal Vesting Date, (x) the Shares to be issued pursuant to such Share Units shall be issued no later than sixty (60) days after the Accelerated Vesting Date and (y) the Subscription Price, if any, shall become immediately due and payable by the Employee whether or not the Share Unit is immediately “exercised” or the Shares issued on the Accelerated Vesting Date.